SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 22th, January 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Twin Mining Corporation

                          (Registrant)

Date January 23, 2003                                                 s.   Hermann Derbuch

  Chairman, President & CEO

Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

Web-site:www.twinmining.com  E-mail: Info@twinmining.com

Press Release

TWIN MINING REPORTS ASSAY RESULTS FROM ATLANTA GOLD PROJECT

Toronto, Ontario (January 22, 2003) - Twin Mining Corporation (TWG-TSX) is pleased to report the assay results from the metallurgical core drilling program from the Monarch and Idaho deposits on the 100% owned Atlanta Gold Project (see hole location plans for the Monarch and Idaho deposits). Since the assays will be used for metallurgical purposes, only intervals with previously identified mineralization were submitted for assay. For result verification, Behre Dolbear & Company, Inc. ("Behre Dolbear") has collected several duplicate samples and will be submitting them for assays at a different laboratory.

Samples from the program will be used to establish heap leach recovery data for incorporation in a feasibility study using conventional heap leach gold recovery.  The Atlanta Gold Project is located in Elmore County, Idaho, U.S.A.

Assay results, tabulated below, were obtained from assay of ¼ split of core with the remaining ¼ split retained on site for reference purposes. The balance of the core (½ split) will be used for leach testing as discussed below. Sample preparation and gold analysis was performed by ALS Chemex, Vancouver B.C. Gold assays employed a 2-Assay Ton fire assay procedure with a gravimetric finish.

MONARCH DEPOSIT

Hole #	Dip	Mineralized Interval	Core Length	Assay
				oz/ton	gm/tonne
D02-14W05	50°	147’-177’ 227’-267’	30’ 40’	0.103 0.061	3.52 2.09
D02-10W06	54°	30’-148’	118’	0.061	2.09
D02-8W07	60°	142’-322’ or 142’-362’	180’ 220’	0.076 0.066	2.61 2.25
D02-6W08	56°	90’-158’ 181’-301' or 181’-341’	68’ 120’ 160’	0.054 0.059 0.050	1.86 2.02 1.70
D02-5W09	65°	55’-360’ incl. 265’-360’	305’ 95’	0.065 0.120	2.23 4.10
D02-1W10	68°	95’-185’ 285’-409.5’ 425’-465’	90 124.5’ 40’	0.029 0.039 0.149	0.99 1.33 5.08
D02-1E11	64°	196’-282’ incl. 246’-282’ incl. 256’-266’	86’ 36’ 10’	0.231 0.481 1.030	7.91 16.5 35.3
D02-3W12	54°	10’-70’	60’	0.168	5.76
D02-3E13	56°	100’-290’	190’	0.058	1.97

IDAHO DEPOSIT

Hole #	Dip	Mineralized Interval	Core Length	Assay
				oz/ton	gm/tonne
D02-36W01	60°	0’-280’	280’	0.046	1.56
D02-34W03	57°	10’-310’	300’	0.046	1.56
D02-31W04	60°	10’-305’	295’	0.039	1.32

ENVIRONMENTAL/GEOTECHNICAL HOLE FOR WALL ROCK SAMPLE

Hole #	Dip	Mineralized Interval	Core Length	Assay
				oz/ton	gm/tonne
D02-34W02*	58°	20’-150’	130’	0.014	0.46

Ore grade samples, generally those with a gold assay greater than 0.51 g/t (0.015 oz/ton), are undergoing cyanide extraction testing with a 500 gram, 24 hour bottle roll using –6.34mm (-1/4 inch) feed material.  The resulting extraction data will be used to classify the samples by their cyanide amenability prior to starting the column leach program.

Approximately 2.9 tonnes of sample was produced from a ½ split of drill core and is in storage awaiting shipment. A recognized commercial metallurgical laboratory will be selected by tender to conduct the leach test program. Leach tests are expected to start in late January 2003 with completion foreseen in June 2003. The data obtained from this series of leach tests form the basis for ore reserve calculations and project economics to finalize the bankable feasibility study.

Mr. Derek Rance, P.Eng., Behre Dolbear’s Canadian President, is Twin Mining’s “Qualified Person” as defined by National Instrument 43-101.

Twin Mining, in addition to the Atlanta Gold Project in Idaho, United States Of America, is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

For further information contact:

             Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                     Fax: (416) 777-0014

Chairman, President & CEO

                                   E-mail: info@twinmining.com